                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)

                      Haverty Furniture Companies, Inc.

                         ----------------------------

                               (Name of Issuer)

                                    Common

                                    ------

                        (Title of Class of Securities)

                                  419596101

                                  ---------

                                (CUSIP Number)

                                December 31, 2016

                               ------------------

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

                               PAGE 1 OF 4 PAGES


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1     NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NWQ Investment Management Company, LLC     47-0875103

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]

                                                               (b) [_]

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3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware - U.S.A.

--------------------------------------------------------------------------------

                    5      SOLE VOTING POWER

                           1,139,626

     NUMBER OF      -----------------------------------------------------------

       SHARES       6      SHARED VOTING POWER

   BENEFICIALLY

      OWNED BY             0

        EACH        -----------------------------------------------------------

     REPORTING      7      SOLE DISPOSITIVE POWER

      PERSON

        WITH               1,139,626

                    -----------------------------------------------------------

                    8      SHARED DISPOSITIVE POWER

                           0

--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,139,626

--------------------------------------------------------------------------------

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      N/A

--------------------------------------------------------------------------------

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.97%

--------------------------------------------------------------------------------

12     TYPE OF REPORTING PERSON*

     IA

--------------------------------------------------------------------------------

                               PAGE 2 OF 4 PAGES


             Item 1(a) Name of Issuer:

                       Haverty Furniture Companies, Inc.

             Item 1(b) Address of Issuer's Principal Executive Offices:

                       780  Johnson Ferry Road, Suite 800

                       Atlanta, GA 30342

             Item 2(a) Name of Person Filing:

                       NWQ Investment Management Company, LLC

             Item 2(b) Address of the Principal Office or, if none, Residence:

                       2049 Century Park East, 16th Floor

                       Los Angeles, CA  90067

             Item 2(c) Citizenship:

                       Delaware - U.S.A.

             Item 2(d) Title of Class of Securities:

                       Common

             Item 2(e) CUSIP Number:

                       419596101

             Item 3    If the Statement is being filed pursuant to Rule

                       13d-1(b), or 13d-2(b), check whether the person filing

                       is a:

                       (e) [X]  An investment advisor in accordance with

                                section 240.13d-1(b)(1)(ii)(E)

             Item 4    Ownership:

                       (a) Amount Beneficially Owned:

                           1,139,626

                       (b) Percent of Class:

                           5.97%

                       (c) Number of shares as to which such person has:

                           (i)   sole power to vote or direct the vote:

                                 1,139,626

                           (ii)  shared power to vote or direct the vote:

                                 0

                           (iii) sole power to dispose or to direct the

                                 disposition of:

                                 1,139,626

                           (iv)  shared power to dispose or to direct the

                                 disposition of:

                                 0

             Item 5    Ownership of Five Percent or Less of a Class:

                       Not applicable.

                               PAGE 3 OF 4 PAGES


 Item 6    Ownership of More than Five Percent on Behalf of Another Person:

           Securities reported on this Schedule 13G are beneficially owned by clients of the adviser, which may include investment companies registered under the Investment Company Act and/or employee benefit plans, pensions, Charitable funds or other institutional and high net worth clients.

 Item 7    Identification and Classification of the Subsidiary Which Acquired

           the Security Being Reported on By the Parent Holding Company:

           Not applicable.

 Item 8    Identification and Classification of Members of the Group:

           Not applicable.

 Item 9    Notice of Dissolution of a Group:

           Not applicable.

 Item 10   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or

           influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

                                NWQ Investment Management Company, LLC

                                By:   /s/ Jon D. Bosse

                                      --------------------------------

                                      Jon D. Bosse, CFA

                                      Title: Chief Investment Officer

                              PAGE 4 OF 4 PAGES